Filed by Andrew Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Allen Telecom Inc.

Commission File No.: 001-06016

Five slides included in a presentation filed by Andrew Corporation, pursuant to Rule 425 under the Securities Act of 1933, on February 19, 2003 have been modified. Representatives of Andrew Corporation and Allen Telecom Inc. are using these slides in presentations to members of the financial analyst community.  The following are those five slides as modified.

ANDREW®

# Product Segmentation

Annual Sales ($MM)
500
400
300
200
100
0
#1
#1
#1
#2
#1
#1
Market Position
Antennas
Cable Products
RF Power Amplifiers
Filters
Geolocation
Repeaters & In-building Systems

ANDREW®

ALLEN TELECOM

Link to searchable text of slide shown above

# Established Leadership Across RF Footprint

| | Andrew / Allen | RFS | REMEC | Powerwave | Filtronic | LGP / Allgon | Kathrein |
|---|---|---|---|---|---|---|---|
| Cable | ● | ◕ | | | | | |
| Base Station Antennas | ● | ◑ | | | | ◑ | ● |
| Power Amplifiers | ● | | ◑ | ● | | | |
| Filters | ● | ◑ | ◔ | | ● | ◔ | ◑ |
| In-Building Systems | ● | ◔ | | | | ◑ | |
| Geolocation | ● | | | | | | |
| **Complete RF Subsystem** | ● | ◔ | ◔ | ◔ | ◔ | ◔ | ◔ |

ANDREW®

ALLEN TELECOM

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# Unrivaled Scale…

Total
Capitalization (1)
($MM)
1600
1200
800
400
0
$1,490
$252
$247
$224
$198
Andrew/
Allen
REMEC
Powerwave
Filtronic
LGP/
Allgon

ANDREW

ALLEN TELECOM

Link to searchable text of slide shown above

# Power Amplifier Market

Total RF Footprint
Implied Power Amplifier Market
$17.0Bn
$17.3Bn
$17.8Bn
$20.6Bn
$22.0Bn
$1.4Bn
$1.5Bn
$1.7Bn
$2.1Bn
$2.5Bn
7%
13%
23%
19%
2002E
2003E
2004E
2005E
2006E

ANDREW

Source: Morgan Stanley, January 2003

ALLEN TELECOM

Link to searchable text of slide shown above

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[LOGO]

Product Segmentation

[GRAPH]

[LOGO]	[LOGO]

Established Leadership
Across RF Footprint

[CHART]

Unrivaled Scale…

[GRAPH]

Note: (1) Total capitalization defined as market value of equity on 2/14/03 and book value of total debt and convertible securities

Power Amplifier Market

[GRAPH]

Source:   Morgan Stanley, January 2003

Geolocation Products

•              Network-based E911 solutions

•              Signed multi-year contracts with Verizon Wireless and AT&T Wireless in 2001

                —            $8 million in shipments in CY2001

                —            $89 million in shipments in CY2002

[GRAPHIC]

•              New multi-year contracts in 2002

                —            Triton PCS

                —            Rural Cellular

                —            Advantage Cellular

                —            Centennial Wireless

                —            HickoryTech

                —            Eloqui

                —            Dobson

•              Backlog approximately $87 million as of December 31, 2002